[Chapman and Cutler LLP Letterhead]

August 18, 2023

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust File Nos. 333-146827; 811-22135

Dear Ms. Browning

This letter responds to your comments, provided by telephone, regarding the registration statements filed on Form N‑1A for Innovator ETFs Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 16, 2022 (each, a “Registration Statement” and collectively, the “Registration Statements”). The Registration Statements relate to the Innovator International Developed Power Buffer ETF – September, Innovator International Developed Power Buffer ETF – November, Innovator International Developed Power Buffer ETF – December, Innovator International Developed Power Buffer ETF – February, Innovator International Developed Power Buffer ETF – March, Innovator International Developed Power Buffer ETF – May, Innovator International Developed Power Buffer ETF – June and Innovator International Developed Power Buffer ETF – August (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

Comment 1 – General

The Staff requests confirmation that the Fund’s next filing will consist of a full registration statement, including all exhibits. To the extent the registration statement is incomplete, please provide the Staff with completed drafts as soon as possible, but at least five business days prior to the date of effectiveness of the registration statement.

Response to Comment 1

The Trust confirms that it will endeavor to submit a full registration statement in its next filing.

Comment 2 – General

If the Funds determine to decline a comment, please tell the Staff why, and include a well-reasoned and detailed legal analysis as applicable in support of the Funds’ views as they apply to the Registration Statements’ facts and circumstances. Please cite to any legal authority that supports such views.

Response to Comment 2

The Trust confirm the Funds will provide the requested analysis to the extent any comments are declined.

Comment 3 – General

The Staff notes that on June 16, 2023, the Trust filed eight respective post-effective amendments to Registration Statements on Form N-1A, each of which is adding a respective new series of the Innovator International Developed Power Buffer ETF series (each, a “Prior Innovator Funds”). Please supplementally confirm that these filings are materially identical to the most recent versions of the Prior Innovator Funds that were reviewed by the Staff, except for each Fund’s respective Outcome Period. Please clarify any material differences from the Funds’ Registration Statements and the most recent Registration Statement filed pursuant to Rule 485(b) for the Prior Innovator Funds. In response to this comment, please indicate each prior filing’s accession number, date of filing and date of effectiveness.

Response to Comment 3

The Trust note that over time as Innovator has interacted with the Staff on its various Defined Outcome ETF products, the disclosure in the Registration Statements have been revised and improved in response to prior Staff comments. Innovator has made an effort to better clarify the disclosure in plain English so that a reasonable investor may understand and to increase consistency throughout all of its Defined Outcome ETFs. While the disclosure has evolved from when the Registration Statements for the Prior Innovator Funds initially went effective, Innovator notes that there has been no change in functionality between the Funds and other series of the Prior Innovator Funds and no material changes to the disclosure with respect to the Funds as compared to the Prior Innovator Funds. The only material differences between the Funds and the Prior Innovator Funds are the months that the Outcome Periods begin and the Funds’ respective Caps.

Per the Staff’s request, please see below for filing information for the existing Innovator International Developed Power Buffer ETFs.

Prior Innovator Fund	Initial 485(b) Filing Information	Most Recent 485(b) Filing Information for Annual Update
Innovator International Developed Power Buffer ETF – January	Filing Date: December 27, 2019 (PEA No. 304) Date of Effectiveness: December 30, 2019 Accession Number: 0001437749-19-024895	Filing Date: February 27, 2023 (PEA No. 915) Accession Number: 0001437749-23-004721
Innovator International Developed Power Buffer ETF – April	Filing Date: March 25, 2021 (PEA No. 608) Date of Effectiveness: March 30, 2021 Accession Number: 0001437749-21-007092	Filing Date: February 27, 2023 (PEA No. 915) Accession Number: 0001437749-23-004721
Innovator International Developed Power Buffer ETF – July	Filing Date: July 1, 2019 (PEA No. 229) Date of Effectiveness: July 1, 2019 Accession Number: 0001437749-19-013090	Filing Date: February 27, 2023 (PEA No. 915) Accession Number: 0001437749-23-004721
Innovator International Developed Power Buffer ETF – October	Filing Date: September 23, 2021 (PEA No. 721) Date of Effectiveness: September 29, 2021 Accession Number: 0001437749-21-022575	Filing Date: February 27, 2023 (PEA No. 915) Accession Number: 0001437749-23-004721

Comment 4 – General

Please confirm that each Fund will file an amended Registration Statement disclosing the final Cap within two days of the Registration Statement becoming effective. In addition, please confirm that no shares of the Funds will be sold prior to disclosure of the final Cap. Finally, in supplemental correspondence provide why a definitive cap is not available at the time of effectiveness.

Response to Comment 4

The Trust notes that the filing process for each Fund is the same. By way of example, please see below for the filing schedule for Innovator International Developed Power Buffer ETF – September, which is the first Fund set to launch:

Pursuant to Rule 485(a) of the 1933 Act, the Registration Statement for the Innovator International Developed Power Buffer ETF – September is set to go automatically effective on August 30, 2023. Prior to the effectiveness of the Registration Statement, the Fund will file an amended registration statement that discloses the Fund’s expected Cap ranges on August 24, 2023, scheduled to go effective on August 30, 2023 to comply with the Staff’s request that the Fund will not go effective more than two business days prior to the expected final Cap filing. The Fund notes that the Fund’s Cap is not available until the market closes on the day prior to the Fund’s launch, August 31, 2023. Accordingly, consistent with the Prior Innovator Funds, the Fund intends to file an amended Registration Statement disclosing the Fund’s Cap after 5:30 pm E.S.T. on August 31, 2023. The Fund confirms that no sale of its Shares will take place prior to the filing of the Registration Statement.

The Trust notes that Innovator International Developed Power Buffer ETF – November, Innovator International Developed Power Buffer ETF – December, Innovator International Developed Power Buffer ETF – February, Innovator International Developed Power Buffer ETF – March, Innovator International Developed Power Buffer ETF – May, Innovator International Developed Power Buffer ETF – June and Innovator International Developed Power Buffer ETF – August will each have a similar timeframe for its respective Fund launch and that no sale of their Shares will take place prior to the filing of the Registration Statement.

Comment 5 – General

In supplemental correspondence to the Staff, confirm how each Fund will disclose its Cap reset at the conclusion of each Outcome Period.

Response to Comment 5

Each Fund will disclose the Cap reset at the conclusion of each Outcome Period in the following manner:

1.

Approximately one week prior to the end of the Outcome Period, the Fund will make a sticker filing pursuant to Rule 497(e) of the 1933 Act which will alert existing shareholders that the Outcome Period is approaching its conclusion and disclosing the anticipated Cap range for the next Outcome Period.

2.

Following the close of business on the last day of the Outcome Period, the Fund will make a sticker filing pursuant to Rule 497(e) of the 1933 Act that discloses the Fund’s Cap (both gross and net of the unitary management fee) for the next Outcome Period. This filing is mailed to existing shareholders.

3.

On the first day of the new Outcome Period, the Fund will file a full prospectus under Rule 497(e) of the 1933 Act that incorporates the sticker filing from the previous evening. This sticker replaces the Cap/dates associated with the previous Outcome Period with the Cap/dates associated with the new Outcome Period. Correspondingly, the Fund will file a revised summary prospectus under Rule 497(k) of the 1933 Act that reflects those changes.

Comment 6 – General

The Staff notes the stickers filed to announce Cap ranges do not include disclosure that the actual Cap might be higher or lower than the anticipated Cap and that a supplement will be filed with the final Cap on a specified date. Please clarify this information in the Trust’s Cap range sticker filings.

Response to Comment 6

The Trust confirms that on a prospective basis, the Cap range sticker will include the Staff’s above-referenced disclosure.

Comment 7 – Fee Table

Please supplementally explain to the Staff why the management fee is blank. The Staff notes the Funds have the same unitary fee structure as existing versions of the Funds. The existing versions of the Funds currently disclose a unitary management fee of 0.85%. Please confirm the unitary management fee will be disclosed and that if the Funds should adopt a Rule 12b-1 Plan, the Registration Statements will be revised accordingly.

Response to Comment 7

The Trust confirms that each Fund will have a unitary management fee of 0.85%. The fee table for each Fund will be completed in each Fund’s next post-effective amendment filing to its Registration Statement. The Trust confirms the Funds currently have no plan to adopt a Rule 12b-1 Plan.

Comment 8 – Principal Investment Strategies

The Staff notes disclosure in the Principal Investment Strategies section relating to the United Kingdom (“U.K.”) has been deleted. Please supplementally confirm to the Staff that investing in the U.K. is no longer a principal investment strategy of the Fund. The Staff also notes the United Kingdom Risk has been deleted, but the Funds revised the risk disclosure relating to Brexit.

Response to Comment 8

The Trust notes that the disclosure has been revised to remove specific references of the U.K. because investment in the U.K. is no longer a principal investment strategy of the Funds. The Trust notes the Underlying ETF no longer has significant exposure to the U.K. Therefore, the Funds removed the United Kingdom Risk but revised the disclosure relating to Europe to better reflect the risks attendant to the evolving situation of Brexit.

Comment 9 – Principal Investment Strategies

Please supplementally confirm to the Staff that any missing information and blanks will be completed in each Fund’s next post-effective amendment to its Registration Statement.

Response to Comment 9

The Trust confirms each Fund’s next post-effective amendment filing will include a completed Registration Statement.

Comment 10 – Principal Investment Strategies

The Staff notes each Fund’s hypothetical performance table (i.e., -100% to 100%). Please consider adding a similar table to the Trust’s other products (e.g., Innovator High-Water Mark Floor ETF).

Response to Comment 10

The Trust confirms it will take the Staff’s comment under advisement and will endeavor to include similar tables or graphics in Registration Statements for the Trust’s other products to the extent it does not already do so.

Comment 11 – Principal Investment Strategies

The Staff notes the there are several differences under the heading “Use of FLEX Options.” Please supplementally explain these differences.

Response to Comment 11

As the Trust noted in its response to Comment 3 above, the disclosure has been revised in response to prior comments received from the Staff. While the functionality of the FLEX Options remains the same, the disclosure under the “Use of FLEX Options” heading has been updated to provide clarity and more specificity relating to the Funds’ use of FLEX Options (e.g., the Funds’ use of call options is to provide exposure to the Underlying ETF, subject to a Cap and the use of the put options to provide the Buffer).

Comment 12 – Principal Investment Strategies

The Staff notes the definition of “Power” Buffer was removed from the disclosure in Item 4. Please add to the Item 4 disclosure.

Response to Comment 12

In accordance with the Staff’s comment, the following has been added to Item 4 under the heading “Buffer”:

“Power” denotes the Fund’s objective to provide returns that are buffered by up to 15% if the Underlying ETF’s share price experiences a loss during the course of the Outcome Period.

Comment 13 – Principal Risks

The Staff notes each Fund discusses Rule 18f-4 in a generalized manner in the Option Contracts Risk. Please revise the disclosure throughout the prospectus and statement of additional information to indicate what each Fund has done to comply with Rule 18f-4.

Response to Comment 13

The Trust refers the Staff to the “Option Contracts Risk” disclosure, which describes the requirements for complying with Rule 18f-4. In accordance with the Staff’s comment, the Trust has revised the Option Contracts Risk as follows:

Option Contracts Risk. The use of option contracts involves investment strategies and risks different from those associated with ordinary portfolio securities transactions. The prices of option contracts are volatile and are influenced by, among other things, actual and anticipated changes in the value of the underlying instrument, changes in interest or currency exchange rates, including the anticipated volatility, which are affected by fiscal and monetary policies and by national and international political, changes in the actual or implied volatility or the reference asset, the time remaining until the expiration of the option contract and economic events. There may at times be an imperfect correlation between the movement in values option contracts and the reference asset, and there may at times not be a liquid secondary market for certain option contracts. As the Fund enters into option contracts, pursuant to Rule 18f-4 under the 1940 Act (“Rule 18f-4”), the Fund is required to, among other things, adopt and implement a derivatives risk management program that contains policies and procedures reasonably designed to manage the Fund’s derivatives risks, appoint a derivatives risk manager who will be responsible for administrating the derivatives risk management program, comply with outer limitations on risks relating to its derivatives transactions and carry out enhanced reporting to the Board, the SEC and the public regarding its derivatives activities. The Fund has taken the necessary steps to comply with the requirements of Rule 18f-4 in its usage of FLEX Options. However, to the extent the Fund is noncompliant with Rule 18f-4, the Fund may be required to adjust its investment portfolio which may, in turn, negatively impact the Fund’s ability to deliver the sought-after Outcomes.

Additionally, the Trust believes the disclosure in each Fund’s statement of additional information adequately describes the requirements to comply with Rule 18f-4 and each Fund states it will comply with the requirements of Rule 18f-4.

Comment 14 – Investments by Other Investment Companies

Please revise the section header “Investments by Other Investment Companies” to “Investments in Other Investment Companies.”

Response to Comment 14

The disclosure has been revised in accordance with the Staff’s comment.

Comment 15 – Exhibits

The Staff notes pursuant to Rule 12d1-4, executed “Fund of Funds Investment Agreements” between acquiring funds and all unaffiliated acquired funds must be filed as an exhibit to the Registration Statement. Under Rule 12d1-4, the Commission has deemed these agreements to be material contracts. Please file the agreements as an exhibit or supplementally explain why the exhibit is not necessary.

Response to Comment 15

The Trust confirms the Funds will not invest in other investment companies in excess of 1940 Act limits in reliance on Sections 12(d)(1) of the 1940 Act. Therefore, the Trust will not file executed Fund of Funds Investment Agreements, as they are not applicable to the Funds.

Comment 16 – Exhibits

The Staff notes each Fund’s fundamental investment restrictions #7 states, “Invest 25% or more of the Fund’s net assets in securities of issuers in any one industry or group of identified industries (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies), except that the Fund will concentrate to approximately the same extent as the Underlying ETF concentrates in the securities of a particular industry or group of identified industries. To the extent the Fund invests in the securities of other investment companies, it will consider the concentrations of those underlying investment companies in determining compliance with its own concentration restrictions.”

The Staff notes a fund’s concentration policy may not give the fund the freedom of action to concentrate in a particular industry or group of industries. Freedom of action to concentrate or not concentrate (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies) pursuant to management investment discretion without shareholder approval has been considered by Section 8(b)(1) and Section 13(a)(3) of the 1940 Act. The Staff asks each Fund to specify these identified industries.

Response to Comment 16

Each Fund notes the term “identified” has been removed from the Fund’s fundamental investment restrictions #7.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren